SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2006

Commission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the nine-month period ended September 30, 2006. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of September 30, 2006, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Revenues

Total revenues during the nine-month period ended September 30, 2006 was Ps. 3,203.6 million, a 5.0%, or Ps. 153.9 million, increase from the Ps. 3,049.7 million generated in the same period of 2005 mainly as a result of higher non-long distance services, such as data, Internet and local.

Long Distance. Revenues derived from our long distance services for the nine-month period ended September 30, 2006 decreased 1.7%, or Ps. 27.6 million, to Ps. 1,560.4 million from Ps. 1,588.0 million in the same period of 2005. The decrease in revenues was mainly due to the reduction of long distance rates. Average long distance rates were approximately 12.0% lower in the nine-month period ended September 30, 2006, compared to the same period of 2005. Total volume of minutes handled increased 12.0% to 3,191.6 million in the nine-month period ended September 30, 2006 from 2,848.4 million minutes for the same period of 2005. Total lines in service decreased 10.7% from 450,569 at September 30, 2005 to 402,508 at September 30, 2006 as a result of maintaining our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 48.7% and 52.1% of our total revenues during the nine-month period ended September 30, 2006 and September 30, 2005, respectively.

Data, Internet and Local Services. During the nine-month period ended September 30, 2006, data, internet and local service revenues reached Ps. 1,643.2 million, a 12.4%, or Ps. 181.5 million, increase from the Ps. 1,461.7 million recorded during the same period of 2005. The growth of non-long distance services was particularly noticeable in internet and local services, reflecting the efforts made by us to become the supplier of choice for many customers. Our internet services increased due to the continuing growth of our VPN and managed services, as well as our VoIP service for residential customers which we began offering in February of 2005. Our data, internet and local service segment has consistently increased its share of our revenue and represented 51.3% of our total revenues during the nine-month period ended September 30, 2006, compared to 47.9% during the same period in 2005.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V. (“Telmex”), international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 9.0%, or Ps. 99.6 million, to Ps. 1,208.3 million for the nine-month period ended September 30, 2006 from Ps. 1,108.7 million recorded during the nine-month period ended September 30, 2005. The increase in cost of services was the result of (i) a 5.0% increase in cost of the long distance services to Ps. 785.3 million for the nine-month period ended September 30, 2006 from Ps. 748.1 million recorded during the same period of 2005 due to a 12.0% increase in volume of traffic, and (ii) a 17.3% increase in cost of data, internet and local services to Ps. 422.9 million for the nine-month period ended September 30, 2006 from Ps. 360.6 million recorded during the same period of 2005. The increase in cost of data, internet and local services was in line with our revenue growth as our customer base increased.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the nine-month period ended September 30, 2006 increased 2.8%, or Ps. 54.3 million, to Ps. 1,995.4 million from Ps. 1,941.0 million in the same period in 2005.

Our gross profit increased as a result of higher non-long distance revenue, which has also helped to maintain overall margins by offsetting lower rates for traditional long distance services. Our data, internet and local services gross profit increased 10.8%, or Ps. 119.2 million, to Ps. 1,220.3 million in the nine-month period ended September 30, 2006 from Ps. 1,101.1 million recorded in the same period of 2005; while our long distance gross profit decreased 7.7%, or Ps. 64.9 million, to Ps. 775.0 million in the nine-month period ended September 30, 2006 from Ps. 839.9 million recorded in the same period of 2005.

Our gross margin, defined as gross profit as a percentage of total revenues, was 62.3% in the nine-month period ended September 30, 2006 as compared to 63.6% reported in the same period in 2005.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, slightly increased 0.5%, or Ps. 5.5 million, to Ps. 1,102.3 million in the nine-month period ended September 30, 2006 from Ps. 1,096.8 million recorded in the same period in 2005.

For the nine-month period, ended September 30, 2006 and September 30, 2005, administration, selling and other operating expenses represented 34.4% and 36.0% of total revenues, respectively. This decrease, in the percentage of total revenues, was primarily the result of our increasing revenues.

Depreciation and amortization

Depreciation and amortization increased 7.1%, or Ps. 49.9 million, to Ps. 751.6 million in the nine-month period ended September 30, 2006, from Ps. 701.7 million for the same period of 2005. This increase is mainly the result of an accelerated depreciation of our telecommunication network which began on April of 2005 and was only registered for the last six months of the nine-month period ended September 30, 2005, but completely registered in the nine-month period ended September 30, 2006.

Operating income

Operating income decreased 0.8%, or Ps. 1.1 million, to Ps. 141.5 million in the nine-month period ended September 30, 2006, from Ps. 142.6 million recorded in the nine-month period ended September 30, 2005. This decrease is mainly explained by the Ps. 49.9 million increase in depreciation and amortization.

Comprehensive financial result

During the nine-month period ended September 30, 2006, our comprehensive financial loss was Ps. 303.1 million, compared to a Ps. 110.0 million loss reported during the same period in 2005. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	(in millions of constant pesos)
	2005	2006
Interest expense	(352.7)	(321.7)
Interest income	21.4	37.1
Exchange gain (loss), net	151.6	(96.0)
Gain from monetary position	69.8	77.5

Comprehensive financial result, net	(110.0)	(303.1)

Our interest expense decreased 8.8%, or Ps. 31.0 million, to Ps. 321.7 million in the nine-month period ended September 30, 2006, from Ps. 352.7 million in the same period of the previous year. The decrease in the interest expense was due to lower indebtedness as a result of the principal amortization of our senior notes due 2010 and 2006 on December 30, 2005 and on May 15, 2006, respectively.

Interest income increased to Ps. 37.1 million in the nine-month period ended September 30, 2006, from Ps. 21.4 million recorded in the comparable period of 2005, due to a higher average cash balance.

Exchange loss for the nine-month period ended September 30, 2006 was Ps. 96.0 million compared to an exchange gain of Ps. 151.6 million recorded during the same period of 2005. We recorded a foreign exchange loss as a result of a 3.2% depreciation of the Peso against the U.S. dollar during the nine-month period ended September 30, 2006, while during the same period of 2005 the Peso appreciated 3.7% against the U.S. dollar.

Gain from monetary position totaled Ps. 77.5 million for the nine-month period ended September 30, 2006 compared to Ps. 69.8 million for the nine-month period ended September 30, 2005. Although the level of monetary liabilities was lower for the nine-month period ended September 30, 2006, as compared to the same period of 2005, the increase in the gain from monetary position was mainly due to a higher Mexican inflation of 2.4% for the nine-month period ended September 30, 2006, compared to 1.8% inflation recorded for the same period of 2005.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income taxes and asset taxes, which are computed and paid separately by each entity. For the nine-month period ended September 30, 2006 and September 30, 2005, Servicios Alestra recorded an asset tax of Ps. 2.1 million and Ps. 2.4 million, respectively. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the nine-month period ended September 30, 2006 and September 30, 2005.

Net Income (loss)

During the nine-month period ended September 30, 2006 we recorded a net loss of Ps. 181.2 million compared to a net income of Ps. 9.6 million during the same period of 2005. This was mainly due to a higher comprehensive financial loss as a result of a higher exchange loss during the nine-month period of 2006, as compared to the same period of 2005.

Current Liquidity

As of September 30, 2006, December 31, 2005 and September 30, 2005 we had Ps. 817.2 million, Ps. 942.2 million and Ps. 1,030.8 million of unrestricted cash available, respectively. Although we have generated positive operating results, our unrestricted cash balance decreased Ps. 213.6 million from September 30, 2005 to September 30, 2006 mainly as a result of the payment at maturity of our 12.125% senior notes due 2006 which had an outstanding principal balance of $37.1 million on May 15, 2006, as well as for the principal amortizations of our 8% senior notes due 2010 for $6.1 million on December 30, 2005 and for $6.1 million on June 30, 2006. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of September 30, 2006, we had cash of Ps. 56.2 million and temporary investments of Ps. 782.2 million, of which Ps. 644.3 million were in U.S. dollar-denominated instruments and Ps. 137.9 million were in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of September 30, 2006, December 31, 2005 and September 30, 2005, our ratio of current assets to current liabilities was 1.14x, 1.25x and 1.20x, respectively. Our ratio of current assets to current liabilities as of September 30, 2006 includes as current liabilities the corresponding amortization of the senior notes due 2010 that will be payable on December 2006 and June 2007, as well as the corresponding amortization of the secured financing facility with Deutsche Bank that will be payable on February 2007, May 2007 and August 2007.

	As of September 30, 2006	As of December 31, 2005	As of September 30, 2005
(in millions of constant pesos, excluding ratios)

Unrestricted cash balance	Ps. 817.2	Ps. 942.4	Ps. 1,030.8

Current ratios (times)	1.14x	1.25x	1.20x

Net debt during the nine-month period ended September 30, 2006 was reduced by $31.0 million to $270.9 million from $301.9 million recorded on December 31, 2005, which is also lower than the $310.5 million of net debt as of September 31, 2005. The reduction in net debt from December 31, 2005 to September 30, 2006 is mainly explained by the principal amortization of the senior notes due 2006 and 2010 for $37.1 million and $6.1 million, respectively.

On August 30, 2006, we redeemed $46.9 million of our outstanding 12 5/8% senior notes due 2009 held by each holder plus accrued and unpaid interest up to the redemption date in the amount of $1.7 million. Funds to redeem the notes came from a new $50.0 million financing facility provided by Deutsche Bank.

Capital expenditures during the nine-month period ended September 30, 2006 amounted to Ps. 300.8 million, Ps. 53.0 million higher than the Ps. 247.8 million invested in the same period of 2005. Our 2006 capital expenditure program includes disbursements to expand our network, provide new services to customers and increase last-mile access. As of the date of the present report, the capital expenditure program goes according to schedule.

Indebtedness

As of September 30, 2006, $292.1 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30, were outstanding. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005.

We have a secured financing facility with Deutsche Bank, with a balance as of September 30, 2006 of $50 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and principal amortizations will be payable in a quarterly basis commencing on November 1, 2006 and on February 1, 2007, respectively. The final maturity of this facility is on February 1, 2010.

We have an outstanding credit facility with Hewlett Packard Operations México, S. de R.L. de C.V. As of September 30, 2006, its balance was $0.9 million. Such amount, which is being paid through monthly principal amortizations, is subject to an average annual fixed interest rate of 6.9%. Final maturity of this facility is in January 2007.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of September 30, 2006 of $1.6 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

In addition, we have a lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of September 30, 2006 of $2.5 million. Final maturity of this facility is in April 2009.

Legal Proceedings

Senior Notes Litigation

On September 22, 2003, WRH Global Securities Pooled Trust (“WRH”) commenced litigation in the United States District Court for the Southern District of New York against us and certain other defendants in connection with our exchange offer. On November 17, 2006, the court entered a Stipulation and Order of Dismissal dismissing all of WRH's claims against all defendants with prejudice and ordering that each party shall bear it own costs.

Other Developments

In April 13, 2006 the Federal Telecommunications Commission issued a binding resolution that modified the Long Distance Service Rules in order to introduce, from October 2006, the “calling party pays” scheme in long distance calls terminated in mobile service users (the “CPPLD Resolution”).

In our opinion, the CPPLD Resolution is illegal and unfavorable to Alestra because it represents an important increase on the long distance rates by the amount of the mobile termination rate and, therefore, it would negatively affect our long distance traffic demand.

In addition, artificial migration from fixed to mobile networks is expected due to the probable existence of lower mobile to mobile long distance rates compared to fixed to mobile long distance rates. In fact, currently, mobile termination rates are higher than most of the mobile to mobile local rates and therefore, fixed to mobile local rates have to be necessarily higher than both rates.

For these market and regulatory distortions, Alestra filed a lawsuit against the CPPLD Resolution on June 7, 2006 before a federal administrative tribunal. On October 30, 2006 Alestra was granted a preliminary injunction (“suspensión”) to prevent the CPPLD Resolution to become effective on Alestra until the underlying controversy was resolved by the Tribunal; on October 27, 2006 Alestra filed an additional federal protection request before judicial authorities, against the CPPLD Resolution, which was granted on November 7, 2006.

In spite of the injunctions which provided for the express stay order by two federal judiciary and administrative judges, since November 4, 2006 the mobile operators, which benefit from the bulk of the traffic, have been impeded or interfered the completion of all long distance calls generated by Alestra’s clients to mobile users by means of the inclusion of a confusing recorded message. This message has been generated confusion and additional completion costs to Alestra’s clients. To date, since the Federal Telecommunications Commission has failed to act in order to avoid the current situation and command mobile operators to stop acting illegally, we are in the process of negotiating with such mobile operators an agreement which will permit us to terminate long distance traffic originated in fixed users to mobile users seamlessly as in the past. Given our inability to enforce the above referenced injunctions and the passivity of the Federal Telecommunications Commission to address this critical issue, we cannot assure that we can reach an agreement or that if we reach an agreement it will adequately satisfy Alestra’s concerns.

Item 2. Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2006

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2006)

	December 31, 2005		September 30, 2006
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	942,442	Ps	817,174
Trade receivables, net		362,380		402,234
Due from affiliates and other related parties		229,077		182,661
Recoverable taxes		237		993
Other receivables		50,375		40,787
Prepaid expenses		36,828		46,310
Other current assets		21,935		100,929

Total current assets		1,643,274		1,591,088

PROPERTY AND EQUIPMENT, NET		5,365,937		5,263,160
DEFERRED CHARGES AND OTHER ASSETS, NET		659,196		504,772
INTANGIBLE ASSET DERIVED FROM THE ACTUARIAL COMPUTATION OF LABOR OBLIGATIONS		21,286		20,084

Total assets		7,689,693		7,379,104

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers		201,208		201,825
Other accounts payable		217,607		85,491
Senior notes		540,197		252,131
Bank loans and capital leases		47,808		160,886
Due to affiliates and other related parties		116,404		330,048
Other accounts payable and accrued expenses		187,514		370,605

Total current liabilities		1,310,738		1,400,986

LONG-TERM LIABILITIES:
Senior notes		3,639,824		2,975,146
Bank loans and capital leases		32,164		447,920
Due to affiliates and other related parties		186,211		—
Estimated liabilities for seniority premiums and pension plans		106,312		116,270

Total liabilities		5,275,249		4,940,322

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,348		1,181,348
Restatement of capital stock		141,681		141,681

Contributed capital		1,323,029		1,323,029
Retained earnings		1,091,979		1,116,463

Total majority interest		2,415,008		2,439,492
Total minority interest		(564)		(710)

Total stockholders’ equity		2,414,444		2,438,782

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	7,689,693	Ps	7,379,104

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2006)

	Nine months period ended September 30,
	2005		2006
REVENUES
Long distance services	Ps	1,588,024	Ps	1,560,383
Data, internet and local service		1,461,704		1,643,249

		3,049,728		3,203,632
COST OF SERVICES (excluding depreciation):
Long distance services		(748,100)		(785,345)
Data, internet and local service		(360,593)		(422,921)

		(1,108,693)		(1,208,266)
Administration, selling and other operating expenses		(1,096,778)		(1,102,252)
Depreciation and amortization		(701,699)		(751,637)

Operating income		142,558		141,477

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(352,735)		(321,689)
Interest income		21,358		37,126
Exchange income (loss), net		151,573		(96,047)
Gain from monetary position		69,761		77,513

		(110,043)		(303,097)

OTHER EXPENSE, NET		(20,541)		(325)
SPECIAL ITEM		—		(17,311)

Income (loss) before provision for asset tax		11,974		(179,256)
Asset tax		(2,395)		(2,071)

Net consolidated income (loss)		9,579		(181,327)

Net loss corresponding to minority interest				148

Net income (loss) of majority interest	Ps	9,579	Ps	(181,179)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2006)

	For the nine months ended September 30,
	2005		2006
OPERATING ACTIVITIES:
Net income (loss)	Ps	9,579	Ps	(181,327)
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and amortization		701,699		751,637
Amortization of capitalized expenses from issuance of senior notes		20,810		26,580
Cost of labor obligations		6,290		11,434

		738,378		608,324
Changes in working capital:
Trade receivables, net		(3,650)		(39,854)
Due from affiliates and other related parties		(4,128)		46,416
Recoverable taxes and other receivables		16,973		8,833
Prepaid expenses and other assets		(28,762)		(9,481)
Accounts payable		29,619		(131,499)
Due to affiliates and other related parties		(4,973)		27,432
Accrued interest, expenses and other payables		132,040		182,674

Resources provided by operating activities		875,497		692,845

INVESTING ACTIVITIES:
Purchase of property and equipment		(229,710)		(238,341)
Deferred charges and other assets		6,160		(50,288)

Resources used in investing activities		(223,550)		(288,629)

FINANCING ACTIVITIES:
Decrease of senior notes		(824,552)		(979,324)
Bank loans and capital leases, net		557,121		528,834
Other		(2,425)		—
Restricted cash		(21,992)		(78,994)

Resources used in financing activities		(291,848)		(529,484)

Increase (decrease) in cash and cash equivalents		360,099		(125,268)
Cash and cash equivalents, beginning of period		670,661		942,442

Cash and cash equivalents, end of period	Ps	1,030,760	Ps	817,174

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2006)

1. ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Prior to July 31, 2006, Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

On July 31, 2006, Alfa, S.A. de C.V. (“Alfa”) announced that it had reached an agreement with BBVA-Bancomer, S.A. de C.V. (“Bancomer”) to acquire the 49% equity interest Bancomer had in Onexa, S.A. de C.V. (“Onexa”). This acquisition increases Alfa’s participation in Onexa to 100%. Alfa paid $51 million in cash in this transaction.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 200 cities as of September 30, 2006.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession was modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

On November 17, 2005 SBC Communications Inc. (“SBC”), completed the acquisition of AT&T Corp. (the AT&T Acquisition), forming the “New AT&T.” As a result of the AT&T Acquisition, on November 30, 2005, Alestra and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify corporate governance and certain other provisions. Alestra also amended the Amended and Restated Service Mark License Agreement with AT&T Corp. (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and its bylaws. Pursuant to the amendments to the Service Mark License Agreement Alestra entered into in connection with the AT&T Acquisition, Alestra is permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the limited purpose of providing AT&T Global Services within Mexico for the term of the AGN Agreement; provided that Alestra meets certain conditions. During this time, Alestra has an initial 18 month period (the “Initial Transition Period”) in which Alestra covenants to develop, acquire, license or position new service mark for its services. At the end of the Initial Transition Period, in specified circumstances, and if Alestra is in compliance with these requirements, Alestra has an additional 18 month period (the “Extended Transition Period”) where Alestra has limited use of the AT&T service mark. After 24 months of the AT&T Acquisition, Alestra may only use the AT&T service mark together with its new service mark, and may only use it for reference purposes and always with the prior approval from the New AT&T. In connection with the provision the AGN Services, Alestra is allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010. The license agreement contains provisions allowing the New AT&T to terminate the license agreement in its sole discretion upon certain changes in Alestra´s ownership, if Alestra fails to abide by certain quality control standards, or if Alestra misuses the AT&T brand and in certain other circumstances.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,688,088 (US$304 million) of new Senior Notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,464,493 (US$287 million) of the Old Senior Notes and paid Ps1,327,854 (US$110 million) as a cash tender offer to extinguished Ps2,414,279 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps181,657,017 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

On August 30, 2006, Alestra redeemed $46.9 million of Old Senior Notes due 2009 held by each holder plus accrued and unpaid interest up to the redemption date in the amount of $1.7 million. Funds to redeem the notes came from a new $50.0 million financing facility provided by Deutsche Bank. As a consideration for the anticipated redemption of the Old Senior Notes due 2009, the Company paid a premium amounting to Ps11.8 million. In addition, the Company wrote-off capitalized debt issuance costs of the Old Senior Notes due 2009, amounting to Ps6.2 million. Total effect of redemption of Old Senior Notes due 2009, was accounted for as a special item in the income statement for the nine-month period ended September 30, 2006.

Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with financial reporting standards applicable in Mexico (“Mexican GAAP”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 5.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in Mexico and the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2005 included in the Alestra’s Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to September 30, 2006 purchasing power by applying the corresponding restatement factor.

3. CONTINGENCIES

As a result from a fire incident occurred on August 31, 2003 in one of Alestra offices located at a building leased by Servicios Alestra from a third party, Alestra´s subsidiary Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) was notified on August 11, 2006 of a suit initiated against it by the insurance company of the owner of the building and by a third party which also had its offices in the building. They’re claiming damages for approximately $5 million. Servicios Alestra has insurance protection for that event with ACE Seguros which has been notified of the incident and has been involved since the day of the incident. Servicios Alestra appeared before the judge on August 25, 2006 to respond to the complaint and have asked the judge, among other things, to call Alestra´s insurance company into the proceeding to defend their and Alestra’s position in the litigation. Alestra expects that this proceeding will take some years to get resolved. Although Alestra cannot assure the outcome of the proceeding, and regardless of any result therein, Alestra believes that the insurance company covers these kind of risks and the liability the plaintiffs are seeking for.

In April 13, 2006 the Federal Telecommunications Commission issued a binding resolution that modified the Long Distance Service Rules in order to introduce, from October 2006, the “calling party pays” scheme in long distance calls terminated in mobile service users (the “CPPLD Resolution”).

In Company opinion, the CPPLD Resolution is illegal and unfavorable to Alestra because it represents an important increase on the long distance rates by the amount of the mobile termination rate and, therefore, it would negatively affect Company long distance traffic demand.

In addition, artificial migration from fixed to mobile networks is expected due to the probable existence of lower mobile to mobile long distance rates compared to fixed to mobile long distance rates. In fact, currently, mobile termination rates are higher than most of the mobile to mobile local rates and therefore, fixed to mobile local rates have to be necessarily higher than both rates.

For these market and regulatory distortions, Alestra filed a lawsuit against the CPPLD Resolution on June 7, 2006 before a federal administrative tribunal. On October 30, 2006 Alestra was granted a preliminary injunction (“suspensión”) to prevent the CPPLD Resolution to become effective on Alestra until the underlying controversy was resolved by the Tribunal; on October 27, 2006 Alestra filed an additional federal protection request before judicial authorities, against the CPPLD Resolution, which was granted on November 7, 2006.

In spite of the injunctions which provided for the express stay order by two federal judiciary and administrative judges, since November 4, 2006 the mobile operators, which benefit from the bulk of the traffic, have been impeded or interfered the completion of all long distance calls generated by Alestra’s clients to mobile users by means of the inclusion of a confusing recorded message. This message has been generated confusion and additional completion costs to Alestra’s clients. To date, since the Federal Telecommunications Commission has failed to act in order to avoid the current situation and command mobile operators to stop acting illegally, Alestra are in the process of negotiating with such mobile operators an agreement which will permit us to terminate long distance traffic originated in fixed users to mobile users seamlessly as in the past. Given our inability to enforce the above referenced injunctions and the passivity of the Federal Telecommunications Commission to address this critical issue, Alestra cannot assure that it can reach an agreement or that if it reach an agreement it will adequately satisfy Alestra’s concerns.

4. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same than those described in the summary of significant accounting policies. The information on the Company’s segments for the nine-months periods ended September 30, 2005 and 2006 is as follows:

	Long distance		Data, Internet and Local		Total
Period ended
September 30, 2005
Revenues	Ps	1,588,024	Ps	1,461,704	Ps	3,049,728
Costs of services (excluding depreciation)		(748,100)		(360,593)		(1,108,693)

Gross profit	Ps	839,924	Ps	1,101,111		1,941,035

Operating expenses						(1,798,477)

Operating income						142,558
Comprehensive financial result						(110,043)
Others expense, net						(20,541)

Income before provision for asset tax						11,974
Asses tax						(2,395)

Net income					Ps	9,579

	Long distance		Data, Internet and Local		Total
Period Ended
September 30, 2006
Revenues	Ps	1,560,383	Ps	1,643,249	Ps	3,203,632
Costs of services (excluding depreciation)		(785,345)		(422,921)		(1,208,266)

Gross profit	Ps	775,038	Ps	1,220,328		1,995,366

Operating expenses						(1,853,889)

Operating income						141,477
Comprehensive financial result						(303,097)
Other expense, net						(325)
Special item						(17,311)

Loss before provision for asset tax						(179,256)
Asset tax						(2,071)

Net loss					Ps	(181,327)

The Company does not have assets outside of Mexico.

5. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2005		2006
Reconciliation of net income (loss):
Net income (loss) as reported under Mexican GAAP	Ps	9,586	Ps	(181,327)

U.S. GAAP adjustments:
Difference in interest expense		216,327		240,268
Reversal of debt issuance costs, net of amortization		2,824		2,824
Fifth amendment effect on depreciation expense		(79,197)		(87,932)
Reversal of preoperating expense amortization		176,494		176,494
Reversal of depreciation of capitalized comprehensive financing costs under Mexican GAAP and depreciation of capitalized interest under US GAAP		(6,164)		—
Severance payments		—		1,216

Total U.S. GAAP adjustments		310,284		332,870

Net income under U.S. GAAP	Ps	319,870	Ps	151,543

	Nine months ended September 30,
	2005		2006
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,502,779	Ps	2,438,782

U.S. GAAP adjustments:
Effect on total extinguishment of debt		(1,179,653)		(872,763)

Effect on debt issuance costs		(27,485)		(27,485)

Accumulated amortization of debt issuance costs		7,715		11,480
Fifth amendment effect on property and equipment		341,646		148,008
Preoperating expenses		(2,261,672)		(2,261,672)
Reversal of preoperating expenses amortization		1,905,979		2,141,304
Adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		2,051
Severance payments				(20,083)

Total U.S. GAAP adjustments		(1,211,419)		(881,211)

Total stockholders’ equity under U.S.GAAP	Ps	1,291,360	Ps	1,557,571

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2005		2006
Balance at beginning of period	Ps	971,490	Ps	1,406,028
Net income for the period		319,870		151,543

Balance at end of period	Ps	1,291,360	Ps	1,557,571

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of September 30, 2005 and 2006 is as follows:

	2005		2006
Capital stock	Ps	11,726,395	Ps	11,726,395
Accumulated losses		(10,435,035)		(10,168,824)

Total stockholders’ equity under U.S. GAAP	Ps	1,291,360	Ps	1,557,571

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the nine-month periods ended September 30, 2005 and 2006:

	2005		2006
Net revenues	Ps	3,051,828	Ps	3,203,632
Cost of services (excluding depreciation presented separately below)		(1,109,457)		(1,208,266)
Administration and selling		(1,097,535)		(1,074,455)
Depreciation and amortization		(611,048)		(689,655)

Operating income		233,788		231,256

Comprehensive financial result:
Interest income		21,372		37,123
Interest expense		(136,651)		(81,421)
Exchange gain (loss), net		151,678		(96,047)
Gain from monetary position		69,809		77,516

		106,208		(62,829)
Debt issuance costs, net		2,824		2,824
Other expense		(20,555)		(326)
Special item				(17,311)

Net income (loss) before asset tax		322,265		(153,614)
Asset tax		(2,395)		(2,071)

Net income (loss) for the period	Ps	319,870	Ps	(151,543)

Effects of the restructuring of the Old Senior Notes

The effects of the restructuring are recorded as follows:

•	A gain of Ps 911,784 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps893,843 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps122,965 and the capitalization of Ps150,412 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps150,412 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps122,965 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of comprehensive financing costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Severance payments

In 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Ander Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps23,241 over the remaining expected employee service period and consequently, as of September 30, 2006 has recognized a total liability and charge to earnings of Ps724. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the year ended December 31, 2005, the Company recorded for U.S. GAAP purposes the remaining expense not yet recognized under Mexican GAAP which totaled Ps21,341.

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for the nine-month periods ended September 30, 2005 and 2006 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2006 purchasing power.

	Nine months ended September, 30
	2005		2006
OPERATING ACTIVITIES:
Net income for the period	Ps	319,870	Ps	151,543
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(69,809)		(116,998)
Unrealized exchange gain (loss)		(148,526)		9,689
Depreciation and amortization		611,048		636,495
Allowance for doubtful accounts		19,926		27,090
Other provision		—		31,607
Changes in operating assets and liabilities:
Current assets		(296,979)		(32,682)
Current liabilities		209,377		156,642

Cash flows provided by operating activities		644,907		863,386

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(229,868)		(315,728)
Deferred charges and other assets		6,164		(26,078)

Cash flows used in investing activities		(223,704)		(341,806)

FINANCING ACTIVITIES:
Notes payable				480,166
Payments of Senior Notes		(27,333)		(1,025,451)
Restricted cash		(22,006)		(79,507)

Cash flows used in financing activities		(49,339)		(624,792)

Net effect of inflation on cash and cash equivalents		(11,517)		(22,705)

Increase (decrease) in cash and cash equivalents		360,347		(125,917)
Cash and cash equivalents, beginning of period		671,123		943,091

Cash and cash equivalents, end of period	Ps	1,031,470	Ps	817,174

Interest and taxes paid:
Interest paid	Ps	201,845	Ps	225,520
Asset tax paid		1,327		1,733

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: November 30, 2006